TELMEX INTERNACIONAL: THIRD QUARTER 2010 OCTOBER,2010

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO SEPTEMBER 30, 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO SEPTEMBER 30, 2010 & 2009

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	173,197,623	100	167,654,482	100

s02	CURRENT ASSETS	33,328,536	19	37,693,917	22
s03	CASH AND SHORT-TERM INVESTMENTS	2,033,801	1	9,213,265	5
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	19,509,708	11	20,165,465	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	8,876,107	5	5,226,361	3
s06	INVENTORIES	867,842	1	810,482	0
s07	OTHER CURRENT ASSETS	2,041,078	1	2,278,344	1
s08	LONG - TERM	17,017,092	10	16,211,200	10
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	17,015,142	10	16,209,111	10
s11	OTHER INVESTMENTS	1,950	0	2,089	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	84,380,041	49	79,270,718	47
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	93,169,203	54	81,266,622	48
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	18,222,003	11	7,956,471	5
s17	CONSTRUCTIONS IN PROGRESS	9,432,841	5	5,960,567	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,833,735	16	23,205,690	14
s19	OTHER ASSETS	10,638,219	6	11,272,957	7

s20	TOTAL LIABILITIES	60,655,188	100	58,077,481	100

s21	CURRENT LIABILITIES	28,576,017	47	38,067,411	66
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	2,640,767	4	9,301,138	16
s24	STOCK MARKET LOANS	0	0	5,000,000	9
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	622,880	1	449,642	1
s26	OTHER CURRENT LIABILITIES	25,312,370	42	23,316,631	40
s27	LONG - TERM LIABILITIES	25,647,605	42	17,144,930	30
s28	BANK LOANS	4,167,966	7	12,144,930	21
s29	STOCK MARKET LOANS	10,000,000	16	5,000,000	9
s30	OTHER LOANS WITH COST	11,479,639	19	0	0
s31	DEFERRED LIABILITIES	3,912,176	6	0	0
s32	OTHER NON CURRENT LIABILITIES	2,519,390	4	2,865,140	5

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	112,542,435	100	109,577,001	100

s34	NON-CONTROLLING INTEREST	4,062,291	4	3,481,711	3
s35	CONTROLLING INTEREST	108,480,144	96	106,095,290	97
s36	CONTRIBUTED CAPITAL	55,011,925	49	55,051,124	50
s79	CAPITAL STOCK (NOMINAL)	16,974,025	15	17,013,224	16
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	38,037,900	34	38,037,900	35
s41	CAPITAL INCREASE (DECREASE)	53,468,219	48	51,044,166	47
s42	RETAINED EARNINGS AND CAPITAL RESERVE	35,026,218	31	30,214,782	28
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	18,442,001	16	20,829,384	19
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	2,033,801	100	9,213,265	100
s46	CASH	857,301	42	1,292,948	14
s47	SHORT-TERM INVESTMENTS	1,176,500	58	7,920,317	86

s07	OTHER CURRENT ASSETS	2,041,078	100	2,278,344	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,041,078	100	2,278,344	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	27,833,735	100	23,205,690	100
s48	AMORTIZED OR REDEEMED EXPENSES	11,031,180	40	5,762,330	25
s49	GOODWILL	15,122,932	54	15,242,427	66
s51	OTHERS	1,679,623	6	2,200,933	9

s19	OTHER ASSETS	10,638,219	100	11,272,957	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,390,963	51	6,745,651	60
s104	BENEFITS FOR EMPLOYEES	0	0	176,670	2
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,247,256	49	4,350,636	39

s21	CURRENT LIABILITIES	28,576,017	100	38,067,411	100
s52	FOREIGN CURRENCY LIABILITIES	19,966,678	70	30,598,181	80
s53	MEXICAN PESOS LIABILITIES	8,609,339	30	7,469,230	20

s26	OTHER CURRENT LIABITIES	25,312,370	100	23,316,631	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	499,475	2	889,645	4
s89	INTEREST LIABILITIES	115,820	0	288,987	1
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	22,994,531	91	20,306,331	87
s105	BENEFITS FOR EMPLOYEES	1,702,544	7	1,831,668	8

s27	LONG-TERM LIABILITIES	25,647,605	100	17,144,930	100
s59	FOREIGN CURRENCY LIABILITIES	9,306,605	36	12,144,930	71
s60	MEXICAN PESOS LIABILITIES	16,341,000	64	5,000,000	29

s31	DEFERRED LIABILITIES	3,912,176	100	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	3,912,176	100	0	0

s32	OTHER NON CURRENT LIABILITIES	2,519,390	100	2,865,140	100
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,519,390	100	2,865,140	100
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	16,974,025	100	17,013,224	100
s37	CAPITAL STOCK (NOMINAL)	147,354	1	147,864	1
s38	RESTATEMENT OF CAPITAL STOCK	16,826,671	99	16,865,360	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,026,218	100	30,214,782	100
s93	LEGAL RESERVE	276,774	1	276,774	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	29,460,852	84	22,823,487	76
s45	NET INCOME FOR THE YEAR	5,288,592	15	7,114,521	24

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	18,442,001	100	20,829,384	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	18,442,001	100	20,829,384	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	4,752,519	(373,494)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	22,147	22,126
s76	WORKERS (*)	3,344	3,335
s77	OUTSTANDING SHARES (*)	18,008,571,160	18,070,911,360
s78	REPURCHASE OF OWN SHARER(*)	5,780,400	252,127,700
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	72,511,509	100	65,265,551	100
r02	COST OF SALES AND SERVICES	47,563,104	66	43,520,914	67
r03	GROSS INCOME	24,948,405	34	21,744,637	33
r04	OPERATING EXPENSES	15,362,395	21	13,810,637	21
r05	OPERATING INCOME	9,586,010	13	7,934,000	12
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r06	COMPREHENSIVE FINANCING COST	(990,478)	(1)	1,549,951	2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	482,389	1	1,115,030	2
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	9,077,921	13	10,598,981	16
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,423,632	5	3,130,905	5
r11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	5,654,289	8	7,468,076	11
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	5,654,289	8	7,468,076	11
r19	NET INCOME OF NON-CONTROLLING INTEREST	365,697	1	353,555	1
r20	NET INCOME OF CONTROLLING INTEREST	5,288,592	7	7,114,521	11

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	72,511,509	100	65,265,551	100
r21	DOMESTIC	3,995,521	6	3,441,257	5
r22	FOREIGN	68,515,988	94	61,824,294	95
r23	TRANSLATION INTO DOLLARS (***)	5,480,797	8	4,494,645	7

r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r49	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r34	EMPLOYEE PROFIT SHARING	38,602	0	18,818	0
r35	DEFERRED EMPLOYEE PROFIT SHARING	(38,602)	0	(18,818)	0

r06	COMPREHENSIVE FINANCING COST	(990,478)	100	1,549,951	100
r24	INTEREST EXPENSE	1,271,774	(128)	1,665,923	107
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	871,947	(88)	761,626	49
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(590,651)	60	2,454,248	158
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,423,632	100	3,130,905	100
r32	INCOME TAX	2,290,020	67	2,957,141	94
r33	DEFERRED INCOME TAX	1,133,612	33	173,764	6

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	72,511,509	65,265,551
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	97,606,296	84,214,648
r39	OPERATING INCOME (**)	12,294,818	9,869,528
r40	NET INCOME OF CONTROLLING INTEREST (**)	7,263,076	8,365,604
r41	NET INCOME (**)	7,733,889	8,702,954
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	8,666,181	6,693,404

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO SEPTE MBER 30, 2009-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	25,081,148	100	23,789,639	100
rt02	COST OF SALES AND SERVICES	16,466,263	66	15,528,221	65
rt03	GROSS INCOME	8,614,885	34	8,261,418	35
rt04	OPERATING EXPENSES	5,254,817	21	4,945,824	21
rt05	OPERATING INCOME	3,360,068	13	3,315,594	14
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt06	COMPREHENSIVE FINANCING COST	(219,380)	(1)	281,625	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSSINES AND AFFILIATES	206,528	1	609,596	3
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	3,347,216	13	4,206,815	18
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,462,874	6	1,302,580	5
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	1,884,342	8	2,904,235	12
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	1,884,342	8	2,904,235	12
rt19	NET INCOME OF NON-CONTROLLING INTEREST	135,719	1	117,425	0
rt20	NET INCOME OF CONTROLLING INTEREST	1,748,623	7	2,786,810	12

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	25,081,148	100	23,789,639	100
rt21	DOMESTIC	618,981	2	2,311,590	10
rt22	FOREIGN	24,462,167	98	21,478,049	90
rt23	TRANSLATION INTO DOLLARS (***)	1,919,080	8	1,561,461	7

rt08	OTHER REVENUES AND (EXPENSES), NET	0	0	0	0
rt49	OTHER REVENUES AND (EXPENSES), NET	0	0	0	0
rt34	EMPLOYEE PROFIT SHARING	21,921	0	17,525	0
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(21,921)	0	(17,525)	0

rt06	COMPREHENSIVE FINANCING COST	(219,380)	100	281,625	100
rt24	INTEREST EXPENSE	408,417	(186)	481,584	171
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	231,694	(106)	307,936	109
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(42,657)	19	455,273	162
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,462,874	100	1,302,580	100
rt32	INCOME TAX	1,057,516	72	1,362,594	105
rt33	DEFERRED INCOME TAX	405,358	28	(60,014)	(5)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	3,009,400	2,448,116

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO SEPTEMBER 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.40		$0.46
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.40		$0.46
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$6.02		$5.87
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.00		$0.09
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.92	times	1.61	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	28.88	times	20.54	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	7.80		11.44
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	6.87		7.94
p03	NET INCOME TO TOTAL ASSETS ( **)	4.47		5.19
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-		28.28
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		-
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.56	times	0.50	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.16	times	1.06	times
p08	INVENTORIES ROTATION (**)	73.73	times	69.07	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	63.00	days	73.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	9.67		7.08
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	35.02		34.64
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.54	times	0.53	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.26		73.60
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.40		21.63
p15	OPERATING INCOME TO INTEREST PAID	7.54	times	4.76	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.61	times	1.45	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17	times	0.99	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.14	times	0.97	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.55	times	0.65	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.12		24.20
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	9,077,921	10,598,981
e02	+(-) ITEMS NOT REQUIRING CASH	577,724	(2,454,248)
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	10,395,391	7,058,414
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,271,776	1,367,114
e05	CASH FLOWS BEFORE INCOME TAX	21,322,812	16,570,261
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,806,593)	(3,447,031)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	17,516,219	13,123,230
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(14,898,917)	(13,408,577)
e09	FINANCING ACTIVITIES	2,617,302	(285,347)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(10,938,798)	432,612
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,321,496)	147,265
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(343,930)	1,555,425
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	10,699,227	7,510,575
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	2,033,801	9,213,265

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
C		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	577,724	(2,454,248)
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+(-) OTHER UNREALIZED ITEMS	577,724	(2,454,248)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	10,395,391	7,058,414
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	10,877,780	8,173,446
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(482,389)	(1,115,032)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,271,776	1,367,114
e25	+ACCRUED INTERESTS	1,271,776	1,367,114
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,806,593)	(3,447,031)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(611,013)	227,503
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(207,310)	1,339,941
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(3,537,012)	613,503
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	358,805	(767,078)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,355,560	(2,442,637)
e32	+(-) INCOME TAXES PAID OR RETURNED	(2,165,623)	(2,418,263)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(14,898,917)	(13,408,577)
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(14,166,968)	(11,724,982)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(564,087)	(1,200,985)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	(167,862)	(482,610)
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(10,938,798)	432,612
e45	+ BANK FINANCING	16,679,159	5,534,722
e46	+ STOCK MARKET FINANCING	0	66,200,000
e47	+ OTHER FINANCING	40,347	172,583
e48	(-) BANK FINANCING AMORTIZATION	(19,946,277)	(4,628,872)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(5,000,000)	(62,200,000)
e50	(-) OTHER FINANCING AMORTIZATION	(383,406)	(236,511)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(348,555)	(1,522,067)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,062,186)	(1,640,540)
e56	+ REPURCHASE OF SHARES	(66,666)	(1,927,115)
e57	+(-) OTHER ITEMS	(851,214)	680,412

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

Third quarter 2010

Consolidated relevant figures

➢      2010 accumulated consolidated revenues through September were the equivalent of 72.512 billion pesos, an 11.1% increase compared with the same period a year earlier.

➢      At the end of September 2010, there were 21.9 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 21.8% increase compared with the end of September 2009.

➢      2010 accumulated consolidated EBITDA(1) totaled 20.464 billion pesos, a 27.0% increase compared with the same period of the previous year.

➢      For the same period, operating income totaled 9.586 billion pesos, a 20.8% increase compared with the end of September 2009.

➢      Corresponding EBITDA and operating income margins were 28.2% and 13.2% respectively, compared with 24.7% and 12.2% for the same period a year earlier.

➢      2010 accumulated consolidated majority net income was 5.289 billion pesos, or a 25.7% decrease compared with the same period of last year. This decrease can be explained by the generation of extraordinary exchange rate gains during 2009.

➢      At the end of September 2010, total consolidated debt was the equivalent of 2.263 billion dollars. Of total debt, 19.1% was dollar-denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 206 million dollars, or 47.7% of the dollar-denominated debt. Net debt (2) was the equivalent of 1.785 billion dollars.

Relevant events

  On October 7 2010, Empresa Brasileira de Telecomunicações, S.A. (Embratel) successfully completed a public offer aimed at acquiring non-voting right, preferred shares of Net Serviços de Comunicação, S.A. (Net).  The offer was launched simultaneously in Sao Paulo and New York. 143,853,436 preferred shares where acquired and the amount invested for this purpose was 1.9721 billion dollars. As a result of this transaction, our subsidiary in Brazil Embratel Participaçaões,  S.A. (Embrapar) ’s  direct and indirect share in Net’s capital changed from 35.38% to 77.32%.

  As of January 1 2010, financial statements for the Company will be presented in IFRS Format (International Financial Reporting Standards) both at the consolidated and subsidiary levels. Change to IFRS is mandatory for all publicly listed companies in Mexico. This changed must be made by all companies by January 1, 2012. The most relevant change in the income statement is the fact that revenues are presented net of sales commissions. All information in this report, including data from the third quarter 2009, was prepared using IFRS.

Relevant Figures
(Million of nominal pesos, unless otherwise indicated)
					%
		9 months 10		9 months 09	Inc.

Revenues	Ps.	72,512	Ps.	65,266	11.1
EBITDA (1)		20,464		16,108	27.0
EBITDA margin (%)		28.2		24.7	3.5
Operating income		9,586		7,935	20.8
Operating margin (%)		13.2		12.2	1.1
Majority income from continuing operations		5,289		7,115	(25.7)
Earnings per share (pesos)		0.29		0.39	(25.6)
Outstanding shares (millions)		18,009		18,071	(0.3)

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation

(2)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2009 and 2008 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 16%. Therefore, during 2008 and 2009 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S  87  OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of September 30, 2010, this item rose to Ps. 22,994,531 and is comprised as follows:

                                                                     2010

         Accounts payable                       $   16,296,665

         Other accrued liabilities                     3,043,990

         Deferred credits                               4,653,876

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42  RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000. Additionally, on April 29, 2009 the Annual Ordinary Shareholders’ Meeting approved to increase in Ps. 5,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,067,022.

From January 1 through June 15, 2010, the Company acquired 5.8 million L shares for Ps. 66,666

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08  INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2009 financial statements have been reclassified to conform its presentation with the one used for the year 2010.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Int. Latam S.A. de C.V	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Contenido Cultural y Educativo, S.A. de C.V.	Selling advertising space	30,412,170	100.00
Inmuebles Madag, S.A. de C.V.	Real state leasing	247,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of provides of telecomunications services in Argentina	758,185,575	96.13
Telmex Chile Holding S.A.	Intermediate holding company in Chile	330,461,011,301	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	10,739,258	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	1,030,078,263,460	98.06
Telmex Colombia S. A. (before Telmex Hogar, S.A.)	Provider of telecommunications services to corporate customers in Colombia	34,398,789	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	150,280,949	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	150,000	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,000	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	100	100.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,772,798	100.00
Páginas Telmex Argentina, S.A.	Producer of yellow and white pages directories in Argentina	21,439,336	100.00
Páginas Telmex Perú, S.A.C.	Producer of yellow and white pages directories in Perú	141,583	100.00
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)

				ACQUISITION COST	PRESENT VALUE
			%
Net Serviços de Comunicação, S.A.	Provider of cable television	121,338,989	34.64 (*)	5,651,398	16,602,312
Eidon Software, S.A. de C.V.	Provider of software services	79,757,354	51.00	247,860	175,196
Scitum, S.A. de C.V.	Information security systems	2,865,893	30.00	181,794	181,794
Others					55,840

TOTAL INVESTMENT IN ASSOCIATES				6,081,052	17,015,142
OTHER PERMANENT INVESTMENTS					1,950
T O T A L				6,081,052	17,017,092

The 34.64 % corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at September 30, 2010 is 35.38%.

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/2007	11/05/2012	1.31							535,761	535,761	535,761	535,762	0	0
EDC (2)	Y	21/11/2006	17/11/2011	1.36							156,263	156,263	156,263	0	0	0
BNP Paribas - Star One (3)	Y	13/08/2003	02/12/2013	4.01							325,586	325,586	325,586	651,172	480,216	0
BNP Paribas (2)	Y	13/08/2003	02/12/2013	1.21							11,126	11,126	11,126	22,252	22,253	0
SECURED DEBT
COMMERCIAL BANK
Brasil:
Nordic (2)	Y	24/04/2006	30/04/2013	1.96							78,132	78,132	78,132	156,264	78,132	0
Others (6)	Y	30/10/2009	15/11/2012	10.50							15,372	138,353	46,117	169,098	0	0
Others (3)	Y	04/11/2009	15/12/2014	4.50							8,556	41,743	24,143	110,083	110,083	87,660
Chile:
Others leasing (3)	Y	01/09/2002	01/07/2027	8.78							8,680	12,746	426	14,322	15,571	140,472
Colombia:
Others (5)	Y	01/06/2006	01/09/2013	7.16							18,660	55,983	18,662	74,644	55,983	0
others leasing (5)	Y	01/04/2006	01/08/2014	8.50							17,444	56,117	19,539	82,830	82,062	35,889
Peru:
Others leasing (3)	Y	18/09/2000	01/06/2011	7.00							1,051	41,340	0	0	0	0
Others (3)	Y	22/06/2009	11/11/2013	4.76							5,493	5,493	5,493	10,985	10,985	0

OTHER
TOTAL BANKS					0	0	0	0	0	0	1,182,124	1,458,643	1,221,248	1,827,412	855,285	264,021

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Stock certificates (7)	N/A	04/09/2009	30/08/2012	6.22				5,000,000
Stock certificates (7)	N/A	04/12/2009	27/11/2014	6.37						5,000,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	0	5,000,000	0	5,000,000	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A								6,341,000				194,127	0	4,944,512	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	6,341,000	0	0	0	194,127	0	4,944,512	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				8,812,741						16,499,629
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					8,812,741	0	0	0	0	0	16,499,629	0	0	0	0	0

TOTAL					8,812,741	0	0	5,000,000	6,341,000	5,000,000	17,681,753	1,458,643	1,415,375	1,827,412	5,799,797	264,02

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1)     Libor 3 months plus margin

(2)     Libor 6 months plus margin

(3)     Fixed Rate

(4)     CDI Rate*

(5)     DTF Rate**

(6)     TJLP Rate***

(7)     TIIE****

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 0.2900 at September 30, 2010

- Libor at 6 months in US dollars is equivalent to 0.4625 at September 30, 2010

- CDI rate*                                    is equivalent to 10.6100 at September 30, 2010

- DTF rate**                                 is equivalent to 3.4800 at September 30, 2010

- TJLP rate***                              is equivalent to 6.0000 at September 30, 2010

- TIIE rate***                               is equivalent to 4.8733 September 30, 2010

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	424,686	12.5011

E.- Liabilities in other foreign currency are equivalent to Ps. 11,499,686 thousand Mexican pesos

*Brazilian local rate

**Colombian leader rate

***Brazilian local rate

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	491,055	6,139,050	2,277,180	28,467,258	34,606,308

LIABILITIES	616,774	7,710,674	2,230,251	27,880,586	35,591,260
SHORT-TERM LIABILITIES	369,933	4,624,888	1,419,682	17,747,591	22,372,479
LONG-TERM LIABILITIES	246,841	3,085,786	810,568	10,132,995	13,218,781

NET BALANCE	(125,719)	(1,571,624)	46,929	586,672	(984,952)

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.5011
EURO	17.1987
Argentinian Peso	3.1568
Colombian Peso	0.0069
Chilean Peso	0.0258
Peruvian Sol	4.4839
Brazilian Real	7.3788

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Not applicable

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2010, the Company has complied with such restrictive covenants.

---

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	2,899,272
OTHERS	0	1,327,305
SALES COMMISSIONS		-231,056
FOREIGN SALES
LOCAL SERVICE	0	13,061,472
LONG DISTANCE SERVICES	0	26,394,663
INTERCONNECTION	0	1,125,633
CORPORATE NETWORKS	0	16,549,419
INTERNET	0	7,145,339
TV DE CABLE	0	6,396,136
SALES COMMISSIONS	0	-2,156,674
TOTAL		72,511,509

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	0

FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	13,061,472
LONG DISTANCE SERVICE	0	26,394,663
INTERCONNECTION	0	1,125,633
CORPORATE NETWORKS	0	16,549,419
INTERNET	0	7,145,339
OTHERS	0	6,396,136
SALES COMMISSIONS	0	-2,156,674
TOTAL		68,515,988

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
	VALUE		FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818244	0	384,225,087	0	0	384,225,087	3,144	0
AA	0.00818244	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818244	0	9,509,749,991	0	0	9,509,749,991	77,813	0
TOTAL			18,008,571,160	0	8,114,596,082	9,893,975,078	147,354	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,008,571,160
NOTES: The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	3th. Quarter 10 Jul-Sep	% of Advance	Amount used 2010	Budget 2010	% of Advance

LATINOAMERICA	2,005,601	21.4	4,536,692	9,360,243	48.5
EMBRATEL	5,048,622	47.6	9,630,276	10,595,491	90.9

TOTAL INVESTMENT TELMEX INTERNACIONAL	7,054,223	35.3	14,166,968	19,955,734	71.0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

As of 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in the local currency are translated as follows:

i) all monetary assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) all non-monetary assets and liabilities are translated at the prevailing exchange rate at the time of the related transactions;

iii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iv) revenues, costs and expenses are translated at historical exchange rates and the effects of non-monetary assets and liabilities on results of operations are translated at the historical exchange rates used to translate the assets and liabilities;

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated  other comprehensive income items; and

vi) the statement of cash flows was translated using the weighted average exchange rate and the difference is presented in the statement of cash flows under the caption Adjustment to cash flow for exchange differences.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) shareholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts are translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items are recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in shareholders’ equity as part of the caption Accumulated other comprehensive income items.

Exchange rate variances and, through December 31, 2007, the effect of intercompany monetary items are recorded in the consolidated statements of income.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. EDUARDO AL VAREZ RAMIREZ DE ARELLANO

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE CONTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 3 YEAR: 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	BOWLING
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR
BOARD PROPIETORS (INDEPENDENT)	SR.	LOUIS	C. CAMILLERI
SECRETARY OF THE BOARD OF DIRECTORS	LIC.	EDUARDO	ALVAREZ	RAMIREZ DE ARELLANO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Third Quarter 2010.